Exhibit 99.1

Pacific Drilling Board to Recommend Initiating Share Repurchase Program

LUXEMBOURG (November 4, 2014) - Pacific Drilling S.A. (NYSE: PACD) announced today that the company’s Board of Directors will recommend at an Extraordinary General Meeting of Shareholders (EGM) the approval of a share repurchase program of up to 8 million shares.
Upon approval, the Board intends to immediately initiate the process to repurchase up to $30 million of the company’s issued and outstanding shares as a first tranche in the program.
CEO Chris Beckett commented, “I am pleased that the Board of Directors has accepted management’s proposal and will make this recommendation to initiate share repurchases. As we outlined in February of this year, we are committed to a capital allocation strategy which includes distributions to shareholders. We believe in the long term fundamentals of our business and expect to initiate pro rata quarterly distributions to shareholders in first-quarter 2015. The share repurchases are intended to take advantage of recent market valuation weakness in the company and are an acceleration of our strategy to distribute up to $152 million by the end of 2015. This repurchase recommendation illustrates our commitment to appropriate deployment of cash to increase value for all shareholders.”
The EGM is scheduled for Nov. 24, 2014. Purchases by the company could be made through financial intermediaries in one or several transactions, on the open market or otherwise. If approved and subject to the company having sufficient available free reserves in the company’s share premium account, the repurchases would be funded using cash on hand, cash from operations or existing debt capacity. The company would have the right to begin, suspend or discontinue repurchases at any time during the period authorized at the EGM. The company can give no assurances regarding the number of shares that will ultimately be repurchased or the timing of such repurchases. Voting rights for any repurchased shares would be suspended and such shares shall not be entitled to distribution payment.
Additional details of the EGM will be provided to shareholders in the Notice of Extraordinary General Meeting.
Any purchase of shares pursuant to the share repurchase program is subject to shareholder approval and additional requirements under Luxembourg and U.S. securities laws. The initiation and continuation of share repurchases will be determined by the Board in light of conditions then existing and will take into account numerous factors, including but not limited to, the availability of free reserves in the company’s share premium account, our earnings and financial condition, committed and projected capital expenditures, targeted growth and performance expectations, restrictions imposed under our existing debt agreements and any future debt financing agreements, business conditions and other factors.
About Pacific Drilling
With its best-in-class drillships and highly experienced team, Pacific Drilling is a fast growing company that is committed to becoming the industry’s preferred ultra-deepwater drilling contractor. Pacific Drilling’s fleet of eight high-specification, ultra-deepwater drillships will represent one of the youngest and most technologically advanced fleets in the world. The company currently operates six drillships under customer contract and has two drillships under construction at Samsung. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.

Exhibit 99.1

Forward-Looking Statements
Certain statements and information contained in this press release (and oral statements made regarding the subjects of this press release) constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements specifically include statements involving share repurchases and cash distributions to shareholders. These forward-looking statements are based on our current expectations and beliefs, and while management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments will be those that we anticipate. Our forward-looking statements regarding the timing and amount of share repurchases pursuant to the share repurchase program and cash distributions to shareholders (whether of share capital or share premium) are subject to shareholder approval, the requirements of Luxembourg and U.S. securities laws, and are dependent on our company realizing projected cash flows, which could be materially impacted by numerous factors, including many factors that are outside of our control. Important factors that could cause actual results to differ materially from those provided in our forward-looking statements contained in this press release include, but are not limited to: our ability to secure and maintain drilling contracts, including possible cancellation or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes or other reasons; unplanned downtime and other risks associated with offshore rig operations, including unscheduled repairs or maintenance; changes in worldwide rig supply and demand, competition and technology; risks inherent in shipyard rig construction, repair, maintenance or enhancement; future levels of offshore drilling activity; future client contract opportunities; environmental and other liabilities, risks or losses; governmental regulatory, legislative and permitting requirements affecting drilling operations; governmental action, civil unrest and political and economic uncertainties; and terrorism, piracy and military action.
For additional information regarding known material risk factors that could cause our actual results to differ from our projected results, please see our filings with the Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F and Current Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s Electronic Data and Analysis Retrieval System at www.sec.gov.
Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Contact:	Amy Roddy
Pacific Drilling Services, Inc.
+1 832 255 0502
Investor@pacificdrilling.com